 Exhibit 99.1

CIBC Announces Election of Directors; Shareholders Approve Two-For-One Share Split

TORONTO, April 7, 2022 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that (i) the nominees listed in its Management Proxy Circular dated February 17, 2022 were elected as Directors of CIBC, and (ii) CIBC shareholders approved the special resolution to effect a two-for-one share split of CIBC's issued and outstanding common shares (the "Share Split"). Further details regarding the implementation of the Share Split are set out below.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual and Special Meeting of Shareholders are below.

On a vote by ballot, each of the following 14 nominees proposed by management was elected as a Director of CIBC:

Nominees	VOTES FOR		VOTES WITHHELD
Ammar Aljoundi	213,813,989	99.52%	1,021,506	0.48%
Charles J.G. Brindamour	213,922,850	99.58%	912,645	0.42%
Nanci E. Caldwell	205,325,230	95.57%	9,510,265	4.43%
Michelle L. Collins	213,806,198	99.52%	1,029,297	0.48%
Luc Desjardins	210,280,153	97.88%	4,555,342	2.12%
Victor G. Dodig	213,612,610	99.43%	1,222,885	0.57%
Kevin J. Kelly	213,965,876	99.60%	869,619	0.40%
Christine E. Larsen	214,064,259	99.64%	771,236	0.36%
Nicholas D. Le Pan	204,855,870	95.35%	9,979,625	4.65%
Mary Lou Maher	213,258,292	99.27%	1,577,203	0.73%
Jane L. Peverett	201,642,950	93.86%	13,192,545	6.14%
Katharine B. Stevenson	212,345,575	98.84%	2,489,920	1.16%
Martine Turcotte	212,277,811	98.81%	2,557,684	1.19%
Barry L. Zubrow	212,126,300	98.74%	2,709,195	1.26%

Final voting results on all matters voted on at the Annual and Special Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html and will be filed with Canadian and U.S. securities regulators.

Share Split

Following shareholder approval, CIBC's by-laws will be amended to give effect to the Share Split provided the Board does not exercise its discretion to revoke the special resolution before May 5, 2022, without further approval from or notice to shareholders. CIBC believes the Share Split may enhance liquidity in CIBC common shares and its business by bringing the trading price of the common shares into a more accessible range for investors.

CIBC shareholders of record as of the close of business on May 6, 2022 (the "Record Date") will receive on May 13, 2022 (the "Payment Date") one additional common share for each common share held. As at the close of markets on April 6, 2022, CIBC had 451,287,937 common shares issued and outstanding. Adjusting for the Share Split, as of April 6, 2022, there would have been 902,575,874 common shares issued and outstanding.

The Share Split will not change the rights of holders of CIBC common shares and will not change a shareholder's proportionate ownership in CIBC. CIBC's dividend declared February 25, 2022 for the quarter ending April 30, 2022 will not be affected by the Share Split but all future dividends declared by CIBC will reflect the Share Split. The floor price for CIBC's outstanding Non-Viability Contingent Capital (NVCC) instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC limited recourse capital notes (the "NVCC Instruments") will be adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC Instruments.

The Toronto Stock Exchange and the New York Stock Exchange have determined that CIBC common shares will trade on a due bill basis from Thursday, May 5, 2022 (being one trading day prior to the Record Date) to the Payment Date (i.e., Friday, May 13, 2022), inclusive (the "due bill period"). A due bill is an entitlement attached to listed securities undergoing a material corporate action, which includes the Share Split. In this instance, the entitlement is an additional CIBC common share issuable as a result of the Share Split. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement. Ex-distribution trading in CIBC common shares on a split-adjusted basis will commence on Monday, May 16, 2022, as of which date purchases of CIBC common shares will no longer have the attaching entitlement. The due bill redemption date will be Tuesday, May 17, 2022.

Shareholders do not need to take any action. CIBC will use the direct registration system ("DRS") to electronically register the additional CIBC common shares issued pursuant to the Share Split, rather than issuing physical share certificates. On the Payment Date, TSX Trust Company ("TSX Trust"), CIBC's transfer agent, will send out DRS advice statements to registered shareholders indicating the number of additional CIBC common shares that they are receiving as a result of the Share Split. This will allow CIBC shareholders to hold their additional CIBC common shares in book-entry form without having a physical share certificate issued. Currently outstanding physical share certificates representing CIBC common shares will continue to be effective. They should be retained by registered shareholders and should not be forwarded to CIBC or TSX Trust. In addition, TSX Trust will electronically issue the appropriate number of CIBC common shares to CDS Clearing and Depositary Services Inc. and The Depository Trust Company for distribution to non-registered (beneficial) shareholders of CIBC. Non-registered (beneficial) shareholders of CIBC who hold their common shares in an account with their investment dealer or other intermediary will have their accounts automatically updated to reflect the Share Split in accordance with the applicable brokerage account providers' usual procedures.

The Share Split is not expected to result in taxable income or in any gain or loss to shareholders for Canadian federal income tax purposes. CIBC shareholders are advised to consult with their own tax advisors for further information. The Share Split will not dilute shareholders' equity. All share and per share data for future periods will reflect the Share Split. CIBC's share-based compensation plans as well as CIBC's normal course issuer bid will be adjusted to reflect the Share Split.

Further details of the Share Split are contained in CIBC's Management Proxy Circular dated February 17, 2022, which is available on CIBC's Annual Meeting webpage on the Investor Relations website at www.cibc.com and has been filed under CIBC's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements in this press release about the Share Split, including the Record Date, the Payment Date, the due bill trading dates, the ex-distribution date, the due bill redemption date and the Canadian federal income tax consequences of the Share Split and statements about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

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%SEDAR: 00002543E

For further information: Investor Relations: Callen Glass, 416-594-8188, callen.glass@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 16:01e 07-APR-22